Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CME Group Inc.

Commission File No.: 1-31553

Subject Company: GFI Group Inc.

Commission File No.: 1-34897

Q2’14 Earnings Call Prepared Remarks

July 31, 2014

Gill

•	Thank you for joining us today. I am going to highlight CME Group’s second quarter and then turn it over to Jamie to review our financials.

•	So far this year, there has been a common theme across financial markets around the world. Volatility in all asset classes is at trough levels. In addition, many market participants in a number of sectors – especially in finance, energy, and commodities– are still working through the ramifications of the changing regulatory environment. As a result, market participants have reduced trading activity, and we saw an impact with lower than anticipated volumes in the second quarter after a good start to the year.

•	In the second quarter, we had difficult comparisons to the same period of last year, when market participants reacted to the Federal Reserve chairman’s comments about potential tapering of quantitative easing. While our overall volumes were down due to low volatility and tough comps, we generally outperformed other global derivatives exchanges. Our diversified product offering and focus on expanding our global customer base has helped us.

•

Let me start by discussing the interest rate product area. The market environment has been difficult. To set the stage, rate volatility during Q2 was at a seven year low. Fixed Income desks were down about 20 percent compared to the prior year. Cash treasury activity was poor. Corporate issuance was muted. Year to date, European rates derivatives markets are down approximately 15 percent. How are we faring in this difficult environment? Rates open interest is up 30 percent since the beginning of the year and volume is up 8 percent year to date despite the environment I mentioned. We have an all-time record number of participants in our rates products as measured by the CFTC’s large open interest holders report with the latest report showing 1,700 large holders up 300 since the beginning of the year. We have nearly 500 institutions using our OTC clearing offering. CME’s treasury futures activity as a percent of cash treasury volumes remains at a high level with the rolling 3-month average reaching 75 percent in June. We have seen a noticeable pick up in our Fed Funds Futures product with July ADV up 40 percent compared to Q2 of this year and we had over 103,000 contracts, or $515 billion notional, trade on July 10, which was the first time Fed funds futures traded over 100,000 contracts in almost two years.

•	Our team’s hard work to highlight the benefits of utilizing exchange traded rate futures has driven these standout results.

•	Overall, we continue to see positive economic signs, potentially leading to a more traditional monetary policy. The US economic expansion has continued to create jobs and bring down the unemployment rate. As a result, the Federal Reserve is on track to end its quantitative easing program in October 2014. Once QE has ended, the Federal Reserve’s next decision is when to withdraw from its emergency near-zero target for the federal funds rate and start to nudge short-term rates higher. Our Fed funds futures contracts are currently implying a Fed move in mid-2015. As the debate intensifies over whether an economy that is in its fifth year of economic recovery and expansion requires emergency assistance from the Fed, many market participants are utilizing CME’s Fed watch tool on the home page of our website, which provides an excellent means to gauge the probability of future Fed rate activity.

•	Our main effort during the second quarter in over-the-counter clearing was to continue to grow our global client base. Over 60 new clients started clearing with us in 2014, taking our total client universe to over 470 who have cleared since launch. This increase continues to support the strong momentum in our open interest growth, which is now $17 trillion, representing 53 percent of the dealer-to-customer market. We have also experienced an uptick in the usage of portfolio margining. We now have over 60 accounts benefiting from this solution with portfolio capital savings ranging between 30 and 70 percent with total risk reductions accounting for over $3.4 billion in initial margin savings. Just recently we have seen several influential and important clients take advantage of the portfolio margining offering. We have had a strong month of activity in July, with average daily notional cleared up about 19 percent from the second quarter.

•	In June, we launched compression via coupon blending which enables OTC clients to reduce the notional outstanding and line items of a cleared IRS portfolio. This patent-pending innovation is the first automated and scalable compression solution available to all market participants and clients are actively testing the solution and analyzing the potential efficiencies they can gain.

•	Turning to our global picture, our efforts to expand outside of the United States continue to take root. International volume accounted for 24 percent of overall electronic trading volume, which is the highest level it has ever been. During the prior 5 quarters that has ranged between 20 and 22 percent. The main driver of the increase came from activity in Europe, which was essentially flat, driven by strength in equity and interest rate products, while other regions including North America were down about 15 percent on average. We will look to build on this strong performance by continuing to invest in this region to strengthen our globalization strategy.

•	Talking about investing outside the U.S., we were very pleased to announce the acquisition of Trayport and FENICS from GFI Group yesterday. The transaction is expected to close by early next year, pending approvals by regulators, and shareholders of GFI, as well as completion of customary closing conditions. The acquisition of these software businesses is an important part of furthering CME Group’s global growth strategy. That strategy includes further developing our presence in Europe with a particular emphasis on globalizing our energy business which has historically been more US centric.

•	Trayport’s trading software is the central way in which brokers, traders, exchanges and clearing houses interact in Europe in the energy marketplace and creates a platform for further growth in Asia. Approximately 85 percent of European natural gas, power and coal trading activity in bilateral, exchange-traded and OTC-cleared markets take place on Trayport. Its business model is 90+ percent subscription based with a diversified client base; this will provide us with a nice recurring revenue stream supplementing our primary transaction business.

•	The acquisition gives CME Group a deeper relationship with a desirable set of commercial customers in the rapidly evolving European energy market. We have had tremendous success with our coal offering working very closely with Trayport. Looking ahead based on customer demand, we plan to launch European natural gas futures this year. That launch would be supported by both the CME Group trading and Trayport platforms.

•	FENICS provides leading price discovery, analytics, risk management and OTC workflow connectivity services for global FX options. It has an extensive Sell Side client base, particularly in Europe and Asia that will further complement CME Group’s Buy Side-focused FX product distribution and round out CME Group’s participation in the broader FX ecosystem. As users of this ecosystem prepare for the pending OTC FX options clearing mandates in various regulatory jurisdictions, the connectivity of CME Group and FENICS will provide a conduit for OTC clients to access CME’s OTC clearing and exchange-traded options.

•	Jamie will provide the financial details of the transaction in a short while.

•	This acquisition continues CME Group’s European infrastructure investment following the launch of FX futures and options on CME Europe in April 2014. Over the last few months, we are seeing a continued progression of activity and open interest, with average daily volume growing from just a few hundred contracts to over two thousand contracts a day last week. In fact, last Thursday, July 24, was a record trading day on CME Europe, with total of over 3,200 contracts traded. We will continue to look for ways to leverage this investment by enhancing our FX product offering as well as expanding the portfolio of asset classes offered in Europe.

•

Lastly on the global front, in partnership with Thomson Reuters, we won the mandate from the London Bullion Markets Association (LBMA) and the OTC silver market participants to provide a new London Silver Benchmark Pricing mechanism. Starting on August 15th, CME Group will provide a new electronic, transaction-based solution which will transform the setting of the London OTC silver spot price. Our transparent, transaction-based OTC auction platform, combined with Thomson Reuters’ independent Benchmark Administration services, will provide a fully IOSCO-compliant, FCA-regulated solution to the London OTC bullion marketplace. Hosting and operating the Silver Fix on

CME Group infrastructure will solidify and broaden CME Group’s brand in the global precious metals market and serve as a key stepping stone in executing on our global precious metals strategy. Looking to expand on this, we have confirmed our intention to tender for the London Gold benchmark, which will similarly transform the current twice-daily price-setting conference call into a transaction-based electronic auction solution.

•	In summary, we are focused on continuing to provide innovative products to our global client base, and trying to drive revenue growth for the long term. At the same time we are aware of the current market challenges, and low volatility that we are seeing. As a result, we have intensified our focus on what we can control and how we can operate our business more efficiently. Our main goal is to position the company to maximize bottom line results as the market improves, while being very cognizant that we are in a challenging part of the cycle.

•	Now, I will turn the call over to Jamie to discuss the financials.

Jamie

•	Thank you Gill, and good morning everyone.

•	Before I start with the details, I wanted to make some high-level comments on the quarter and recent financial performance. While we are happy to see the diversity of our product line and customer base paying off during the volatility malaise we find ourselves in, we are keenly aware that our expense base, while exhibiting very controlled growth over the past several years, continues to demand our attention. To that end, we have refocused our teams on wringing out discretionary expenses where possible for the remainder of the year, and we are also looking for further efficiencies as we start to think about 2015 and beyond. For example, we offered a voluntary retirement program in Q2 and had between 2 and 3 percent participation, with most folks departing in Q3 and Q4. In addition, we are reducing the number of people we plan to hire in 2014, while also curtailing travel and other discretionary expenses. Lastly, as we begin our 2015 budgeting process, we will take a hard look at further orienting our business to drive growth and provide greater efficiencies.

•	In light of this, our guidance for the current year has been adjusted slightly – we are now forecasting proforma expenses of $1.3 to $1.31 billion vs. the $1.31 billion point estimate we had provided earlier.

•

Now I’ll turn to the financial details for Q2: GAAP EPS was 79 cents for the quarter, and adjusted EPS was 77 cents. The largest of the proforma adjustments was due to the positive conclusion of the MF Global situation for both our clients and for us. We recovered $14.5 million dollars in the settlement, which was a portion of the fees they owed us. The full amount had been written off in December 2011, so this recovery favorably impacted our GAAP results. Other adjustments this quarter included employee separation payments of $6 million in the compensation line for the voluntary exit incentive plan I mentioned, and we also adjusted for the Trayport and FENICS acquisition-related professional fees during the second quarter. Lastly, we have adjusted for FX fluctuations and deferred compensation revenue and expense. All these items are outlined in the reconciliation within our financial statements and the income statement trend on our website.

•	The rate per contract for the second quarter was 74.9 cents down from 76.7 cents, last quarter. The main driver of the drop overall was an increase in the mix of lower priced interest rate contracts; they represented 53 percent of total volume in Q2 versus 49 percent in Q1. We also saw a slightly higher proportion of trades from members this quarter. Similarly, within the interest rate RPC, we saw a higher proportion of business from lower paying members during Q2. This trend also played out in our Energy product line, in addition to a lower proportion of higher priced ClearPort products.

•	OTC swaps revenue totaled $13.3 million, up 4 percent versus last quarter. In Q2, we captured about $136 per OTC trade up from $128 in the prior quarter, and we had approximately 1,400 trades per day. I know someone will ask, so I’ll tell you that the average rate per million was also up from $1.66 the prior quarter to $1.75 this quarter. As Gill mentioned, we continue to add new clients, and believe this offering has helped to strengthen our core interest rate franchise.

•	Q2 proforma non-operating income was $8.4 million. As we mentioned in our last volume release, we recorded two BVMF dividends in second-quarter 2014, which were paid on May 30, 2014, and June 27, 2014. These dividends along with a dividend from our investment in the Mexican Exchange approximated $9.7 million. Interest expense is down to $28 million from $34 million last quarter, reflecting the pay down of $750 million of debt in February of this year.

•	Turning to taxes, the effective rate for the quarter was 37.5 percent on a proforma basis, and was in line with our guidance for the year.

•	And now the balance sheet - we had approximately $1.1 billion in cash and marketable securities at the end of the quarter. Q2 tends to have a similar cash balance as Q1 due to the fact that US tax law doesn’t require any tax deposits in Q1, but requires two deposits in the second quarter and one deposit each in Q3 and Q4. We also paid $157 million in dividends in Q2.

•	Lastly, during the second quarter, capital expenditures net of leasehold improvement allowances totaled $29 million.

•	I wanted to make a couple of comments on the transaction structure and financial impact of the acquisition of Trayport and FENICS. In a two-step transaction, CME Group will first acquire all of the outstanding shares of GFI Group for $4.55 per share in an all-stock transaction valued at approximately $580 million and will assume $240 million in outstanding debt, resulting in an overall enterprise value of approximately $820 million. Concurrently with step one; we will sell GFI’s inter-dealer broker business to a private consortium led by current management for $165 million in cash. CME Group expects to retire the debt in 2015. In aggregate, the net consideration is approximately $655 million for the Trayport and FENICS businesses before certain tax benefits that will be achieved based on the structure of the transactions. The net impact on cash in 2015 as a result of the transaction will be negligible, and the transaction will not impact the payout of our 2014 annual variable dividend. The deal is accretive on a cash basis, and could add approximately $.03 to $.04 to our annual dividend beyond 2015. In addition, the deal is expected to be neutral to earnings.

•	We recognize that we are in the sixth year of a tough operating environment, but we believe the seeds we have planted during this period are beginning to bear fruit while we continue to actively manage our expense base and look for further opportunities to position our company for growth.

•	With that, we’d like to open up the call for your questions. As we have over the last few quarters, given the number of analysts who cover us, we ask that you limit yourself to one question. Please feel free to get back into the queue if you have further questions. Thank you.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that might affect our performance are increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities; our ability to keep pace with rapid technological developments, including our ability to complete the development, implementation and maintenance of the enhanced functionality required by our customers while maintaining reliability and ensuring that such technology is not vulnerable to security risks; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services, including our ability to provide effective services to the swaps market; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to maintain existing customers, develop strategic relationships and attract new customers; our ability to expand and offer our products outside the United States; changes in domestic and non-U.S. regulations, including the impact of any changes in domestic and foreign laws or government policy with respect to our industry, such as any changes to regulations and policies that require increased financial and operational resources from us or our customers; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; decreases in revenue from our market data as a result of decreased demand; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members; the ability of our compliance and risk management methods to effectively monitor and manage our risks, including our ability to prevent errors and misconduct and protect our infrastructure against security breaches and misappropriation of our intellectual property assets; changes in price levels and volatility in the derivatives markets and in underlying equity, foreign exchange, interest rate and commodities markets; economic, political and market conditions, including the volatility of the capital and credit markets and the impact of economic conditions on the trading activity of our current and potential customers; our ability to accommodate increases in contract volume and order transaction traffic and to implement enhancements without failure or degradation of the performance of our trading and clearing systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our strategy for acquisitions, investments and alliances; our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax or user fee on futures and options on futures transactions and/or repeal of the 60/40 tax treatment of such transactions; the unfavorable resolution of material legal proceedings; and the seasonality of the futures business. For a detailed discussion of these and other factors that might affect our performance, see our filings with the Securities and Exchange Commission, including our most recent periodic reports filed on Form 10-K and Form 10-Q.

This communication may contain forward-looking information regarding CME Group Inc. (“CME”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME, GFI Group Inc. (“GFI”), Jersey Partners Inc. (“JPI”) and their respective subsidiaries and affiliates (collectively the “Parties”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of the Parties’ management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; CME may not be able to achieve the expected synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the synergies and benefits than expected; the integration of the Parties’ operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Copies of CME’s 10-K are available online at http://www.sec.gov or on request from the company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

The proposed acquisition of GFI by CME will be submitted to the stockholders of GFI for their consideration. In connection therewith, CME will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of GFI that also constitutes a prospectus of CME. CME and GFI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH PROSPECTUS/PROXY STATEMENT AND ANY OTHER SUCH DOCUMENTS, WHEN AVAILABLE, WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Parties without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus/proxy statement can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: CME Shareholder Relations, 20 South Wacker Drive, Chicago, Illinois 60606, (312) 930-1000.

CME and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated April 3, 2014, for its 2014 annual meeting of stockholders. Additional information regarding the interests of potential participants will be included in the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

12